Exhibit 99.1

Investor Presentation May 2025

TABLE OF CONTENTS 01. OUR COMPANY 2. INVESTMENT THESIS 3. LATAM & BRAZILIAN SAAS MARKET 4. NUVINI OVERVIEW & TRACK RECORD 5. PIPELINE AND CLEARLY DEFINED GROWTH INITIATIVES COMPS & TEAM 06.

01. OUR COMPANY

We select and acquire SaaS B2B companies in Brazil and Latin America We are a liquidity solution for startups and a value investing alternative for our investors 4 Nuvini: An Ecosystem of Profitable SaaS B2B Companies

INTRODUCTION WHAT WE DO We invest in multi - sector B 2 B SaaS companies, help them scale and grow, and reinvest their profits into new value - accretive acquisitions — a proven model used by global players like CSU, Vitec, and Roper . WHO ARE OUR TARGETS Niche - leading SaaS companies with established business models, strong cash flow, and significant growth potential . WHY ARE WE DIFFERENT We access under - targeted companies and deploy capital efficiently through a specialized, long - term - focused team . 5

OUR COMPANIES 6 KEY FINANCIAL HIGHLIGHTS +22,400 CUSTOMERS R$ 193 MM NET REVENUES 2024A 13.8 % ORGANIC GROWTH 2024A 62.1 % GROSS PROFIT MARGIN 024A R$ 51.0 MM ADJUSTED EBITDA 2024A 26.4% ADJUSTED EBITDA MARGIN 2024A Discover the innovative SaaS companies in our portfolio, each solving unique challenges across Latin America .

02. INVESTMENT THESIS

1 2 3 4 5 Sizeable TAM in a fast - growing and fragmentedmarket Positioned as an M&A platform in the SaaS segment, with rapid and efficient capital allocation capabilities Multi - vertical portfolio already in place and a ready - to - scale platform supported by solid value creation strategy Seasoned management team and strong governance standards to support invested companies Robust and tangible M&A pipeline already meticulously mapped to ensure inorganic growth 8 INVESTMENT THESIS

03. LATAM & BRAZILIAN SAAS MARKET

Nuvini Operates in a Sizeable Market (2) Brazil Annual IT Spend Latin America Annual IT Spend (3) 25 US$ 21.4 bn 20 9 0 0 5 15 US$ 9.2 bn 10 THE SAAS MARKET HAS A SIZABLE TAM (1) , AND NUVINI ADDRESSES ITS MAIN INEFFICIENCIES Solving Real Day - to - Day Problems with Long - term Solutions 10 Sources: ABES, FGV, Statista Research Department, Gartner, IDC | Notes: (1) TAM stands for Total Addressable Market; (2) Nuvini currently operates in Brazil and intends to expand into Latin America; (3) Latin America consists of South America, Central America, Mexico, and the Caribbean islands

LATIN AMERICA SAAS MARKET SIZE BY COUNTRY (2024) STATISTICS Brazil dominates the market with a 45 % share, followed by Mexico ( 20% ), Colombia ( 12% ), Argentina ( 8% ), and Chile ( 5% ) . Brazil *RESOURCE: GRAND VIEW RESEARCH 11 Mexico Colombia Argentina Chile Others Brazil 44.9% Mexico 20.1% Colombia 12.1% Others 9.8% Argentina 7.9% Chile 5.1% Latin American SaaS companies with proven business models have opportunities to expand beyond the region, particularly to North America and Europe . The Latin America software market generated a revenue of USD 39,963.9 million in 2024 . Application Software is the most lucrative type segment registering the fastest growth during the forecast period .

$0 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 $5 $10 $15 $20 $4.00 $4.60 $6.70 $5.90 $5.20 $7.70 $9.00 $10.00 $13.00 $11.40 $14.80 $16.80 $19.00 *BRAZIL SOFTWARE AS A SERVICE (SAAS) MARKET, 2018 - 2030 (US$M) Revenue in USD million $9,215.9 Market revenue in 2024 STATISTICS $18,969.3 Market revenue in 2030 12.1% (CAGR from 2025 to 2030) *RESOURCE: GRAND VIEW RESEARCH 12

04. NUVINI OVERVIEW & TRACK RECORD

STRONG PORTFOLIO OF MULTI - VERTICAL SAAS SOLUTIONS ALREADY IN PLACE 14

CONSOLIDATED FINANCIAL HIGHLIGHTS (ACCOUNTING BASE) 15

NUVINI'S 2024 SUMMARY

Financial Measures

- **Operating Profit:** R$16.5 million, a sizeable improvement compared to a loss of R$(189.2) million during the full year of 2023.
- **Adjusted EBITDA:** significantly Increased by R$13.1 million to R$57.4 million or 30% when compared to R$44.3 million during the full year of 2023.
- **Net Revenue:** R$193.3 million, an increase of R$24.3 million, or 14.4%, compared to R$169.0 million for the full year of 2023, driven mainly by an increase in SaaS subscription revenue, increased customer retention and a growing client base.
- **Net Cash from Operating Activities:** R$38.6 million, further reinforcing the Company's ability to generate strong cash flow from its growing operations.

Operational and Strategic

- **Revenue Growth Across Portfolio:** Increased customer retention and a growing client base contributed to the double-digit revenue growth.
- **Improved Cost Management:**Sales and marketing expenses decreased by 11.6%, demonstrating greater efficiency in customer acquisition.
- Enhanced Cash Flow: TheCompany's strong net cash from operations of R$38.6 million further solidifies its ability to fund future growth initiatives.
- **Technology and ProductEnhancements:** Continued investments in AI-driven solutions and platform improvements, aimed at delivering enhanced value to customers.

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Net Revenue Breakdown (in thousands of Brazilian reais) SaaS platform subscriptio Data analytics service Set - up and service Other revenue Total net operating revenue 2024 175,120 9,588 7,267 1,307 193,282 2023 147,986 11,944 8,147 908 168,985 Δ % 18% - 20% - 11% 44% 14% NET REVENUE BREAKDOWN AND SAAS METRICS 17

RECONCILIATION OF NON - GAAP FINANCIAL MEASURES Source: NVNI 20 - F filing 2025 18

Access to profitable SaaS companies that VC/PE funds have not historically focused on Diversified portfolio composed of cash generating and fast - growing companies 19 WHY NUVINI? VALUE PROPOSITION FOR NUVINI INVESTORS Multi - segment investment strategy with focus on fundamentals

WHY NUVINI? 20 VALUE PROPOSITION FOR SAAS B2B FOUNDERS Support to deliver (and exceed) their business plans Autonomy to founders who do not pursue the traditional PE/VC path Liquidity for an illiquid asset with upside capture on earnouts Opportunity to grow the business with M&A and participate in a talented community of entrepreneurs

05. PIPELINE AND CLEARLY DEFINED GROWTH INITIATIVES

WELL DEFINED ACQUISITION CRITERIA Target Company Checklist Anticipated Acquisition Structure Acquisition of majority stake at the time of closing, with option for 100%, in order to align interest with companies' founders. Payment can be a mix, between cash and/or stock No disruption of current operations post acquisition 22

QUICK AND EFFICIENT CAPITAL ALLOCATION COMBINED WITH DILIGENT M&A PROCESS 23

NUVINI’S PLAYBOOK POST - ACQUISITION Source: Nuvini | Note: (1) Considers the acquisition of Eive by Onclick, concluded in August, 2022 24

06. COMPS & TEAM

NUVINI STANDS OUT AGAINST ITS MAIN PEERS: DEEP DIVE Nuvini is still in the beginning of its consolidation strategy and positioned in a market with high growth opportunities, offering significant potential upside in the upcoming years Sources: Nuvini, Companies and Factset (4Q2024) | Note: (1) Considers Adjusted EBITDA Margin; (2) Vitec’s result are from 2023, 2024 data is not available. 26

We are a seasoned team with a strong track record in acquiring and managing company portfolios, effectively allocating capital, and fostering a thriving community of entrepreneurs

EXPERIENCED MANAGEMENT TEAM WITH SOLID TRACK - RECORD IN THE INDUSTRY Pierre Schurmann Co - Founder, CEO and Chairman 30+ years experience as founder and investor of tech companies +600 investments in B2B startups in Brazil Previously CEO at: Luiz Antonio Busnello Director 20+ years of entrepreneurship experience and operational experience Entrepreneur, technologist and investor CoFounder and Previously COO at: 28 Investment Committee Members

Scott Klossner 29 Investment Committee Members SEASONED AND COMPLEMENTARY BOARD OF DIRECTORS Marcello Gonçalves João Leite Marco Leone

THANK YOU Do you have any questions? ir@nuvini.co ir.nuvini.co